SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For July 13, 2012

MetroGas Inc.

(Translation of registrant`s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: July 13, 2012 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

Buenos Aires, July 13, 2012

To the

"Comisión Nacional de Valores"

Re: MetroGAS S.A.Reorganization Proceedings

Dear Sirs,

Please be advised that MetroGAS has informed the National Commercial Court of First Instance No. 26, Clerk`s office 51, where the Company`s Reorganization Proceedings are heard that, since agreements have been received with respect to the reorganization proposal, both with reference to the result of the voting at the Note Holders` Meeting held on June 18, 2012 - where the proposal was unanimously accepted - and to the agreements submitted by unsecured creditors who hold verified or admissible claims, the Company considers it has obtained the legal majorities provided for in sect. 45 of the Law of Reorganization Proceedings and Bankruptcy. Therefore the Company requests that, after notice of the above is served to the Trustees in Bankruptcy, the Court declares the existence of a preventive agreement, under the provisions of sect. 49 of the above-mentioned law. We will continue informing future relevant facts about the Company`s reorganization proceedings.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations